UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]  Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For the Period ended December 31, 2005

[   ] Transition Report on Form 10-KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-QSB
[   ] Transition Report on Form N-SAR
For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Axion Power International, Inc.

Former Name if Applicable	N/A
Address of Principal Executive Office	100 Caster Avenue
City, State, Zip Code	Woodbridge, Ontario, Canada L4L 5Y9

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

On December 29, 2005, based on the recommendation of our audit committee, we engaged Freed Maxick & Battaglia, CPAs, PC as our independent registered public accounting firm to audit our company’s financial statements as of and for the fiscal year ending December 31, 2005.

As a result of the transition to a new independent registered public accounting firm and the additional documentation associated with a new audit engagement, our auditors will be unable to issue an audit opinion before the filing due date for the Form 10-KSB without unreasonable effort or expense.

A letter from Freed Maxick & Battaglia, CPAs, PC addressed to the Commission respecting their inability to timely issue an audit opinion is attached hereto as an exhibit.

We will file the Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Roston, Chief Financial Officer	(905) 264-1991
(Name)	(Telephone)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
 [X] Yes[  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [X] Yes[  ] No

We had no revenues and reported a net loss of approximately $2.9 million, or ($0.22) per share, for the year ended December 31, 2004.

We had no revenues and reported a net loss of approximately $4.2 million, or ($0.32) per share, for the nine months ended September 30, 2005.

We had no revenues during the last quarter of the year ended December 31, 2005.

Our reported net loss for the year ended December 31, 2005 is expected to be substantially higher than our net loss for 2004 because of increased spending for administrative expenses and research and development, and a variety of transactions involving the sale of equity securities and the payment of equity based compensation. Our auditors have not yet completed their analysis of our 2005 equity transactions. Additionally, the accounting impact, if any in 2005, for the settlement agreement reported in our Current Report on Form 8-K dated December 13, 2005, has not yet been determined and could further significantly increase our net loss.

Axion Power International, Inc. has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized
Dated: March 28, 2006	By: /s/ Peter Roston
Peter Roston, Chief Financial Officer